UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029780

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-52781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gramercy Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Ave
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lanava 203-552-1902
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street, (Address) Stamford (City) CT (State) 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lanava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Financial Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer

Title

Michael J McIntosh

Notary Public

MICHAEL J. McINTOSH
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Gramercy Financial Services LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Gramercy Financial Services LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gramercy Financial Services LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 23, 2010

Gramercy Financial Services LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	464,024
Receivable from clearing broker		1,674,227
Receivable from affiliates		25,866
Other assets		861
Total assets	$	2,164,978
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$	45,000
Member's capital		2,119,978
Total liabilities and Member's capital	$	2,164,978

See notes to statement of financial condition.

Note 1. Operations

Gramercy Financial Services LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2009, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments, as agent for affiliated entities entering into repurchase and reverses repurchase agreements and facilitated cash movements with external counterparties on behalf of affiliated entities. Additionally, the Company conducts a proprietary trading business in many of the same products in which its affiliated entities engage. In the normal course of business, securities transactions of customers of the Company, as well as proprietary security transactions, are introduced and cleared through a correspondent clearing broker.

Note 2. Significant Accounting Policies

Basis of presentation: The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Valuation of investments in securities at fair value: The Company carries its investments at fair value in accordance with established authoritative guidance. Such guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Additionally, disclosure is required surrounding the various inputs that are used in determining the fair value of the Company's investments. These inputs are summarized into the three broad levels listed below:

Level 1	Quoted prices in active markets for identical securities.
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, pre-payment speeds, credit risk, etc.).
Level 3	Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2009, the Company did not hold any investments in securities.

Concentration of credit risk: Financial instruments that potentially subject the Company to risk of loss consist of cash in banks above insurance limits. From time to time, the Company's account balances held at financial institutions exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Recent accounting pronouncements: In May 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on subsequent events, which is effective for the Company as of December 31, 2009. This guidance addresses the disclosure of events that occur after the balance sheet date, but before financial statements are issued or available to be issued. The adoption of this guidance did not have a significant impact on the Company's financial statements.

Note 2. Significant Accounting Policies (Continued)

In June 2009, FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "FASB Codification"), which is effective for the Company as of December 31, 2009. The FASB Codification does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. Under the FASB Codification there is a single source of authoritative U.S. GAAP for non-governmental entities and this has superseded all other previously issued non-SEC accounting and reporting guidance. The adoption of the FASB Codification did not have any impact on the Company's financial statements.

Note 3. Related Party Transactions

Receivable from affiliates: From time to time, the Company advances funds to affiliates. At December 31, 2009, advances to affiliates totaled $25,866. Such advances are non-interest bearing and do not have set maturity dates.

Securities purchased under agreements to resell: Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell in which the Company is a counterparty. The Company acts as an agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

At December 31, 2009, there were no such positions.

Investment in affiliate: During 2009, the Company disposed of its 0.28% membership interest in GARF Germany, LLC, and affiliated entity.

Note 4. Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the Member and, in turn, its members individually in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

FASB issued new guidance on accounting for uncertainty in income taxes, which the Company adopted for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Note 5. Off-Balance Sheet Capital Risk and Concentration of Credit Risk

Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

In addition, the Company has the right to pursue collection from the counterparties who did not perform under their contractual obligations.

The Company has a significant amount of cash and securities held at its clearing broker.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of approximately $2,093,000, which was approximately $1,993,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness of net capital was 0.02 to 1.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date at which this financial statement was issued on February 23, 2010, and determined there have not been any events that have occurred that would require adjustments to the unaudited financial statement, other than those discussed below.

On January 14, 2010 and February 23, 2010, the Company made equity distributions of $1,400,000 and $700,000, respectively, to the Member.

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member
Gramercy Financial Services LLC
20 Dayton Ave
Greenwich, Connecticut 06830

Attention: John DelVirginia, Chief Financial Officer

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Gramercy Financial Services LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 23, 2010
Stamford, Connecticut

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-52781 FINRA Dec-09

Gramercy Financial Services LLC

20 Dayton Avenue

Greenwich CT 06830

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel (212)509-7800

2. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 7,595

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (993)

01/14/09 and 7/31/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,602

E. Interest computed on late payment (see instructions E) for ______days at 20% per annum -

F. Total assessment and interest due (or overpayment carried forward) $ 6,602

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 6,602

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Gramercy Financial Services LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 1st day of March, 20 10 .

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.			
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 3,042,042
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			-
(2) Net loss from principal transactions in securities in trading accounts.			-
(3) Net loss from principal transactions in commodities in trading accounts.			-
(4) Interest and dividend expense deducted in determining item 2a.			8,229
(5) Net loss from management of or participation in the underwriting or distribution of securities.			-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			-
(7) Net loss from securities in investment accounts.			-
Total additions			8,229
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.			-
(2) Revenues from commodity transactions.			-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			4,380
(4) Reimbursements for postage in connection with proxy solicitation.			-
(5) Net gain from securities in investment accounts.			-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			-
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	7,925.00	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	-	
Enter the greater of line (i) or (ii)			7,925
Total deductions			12,305
2d. SIPC Net Operating Revenue			$ 3,037,966
2e. General Assessment @ .0025			$ 7,595

(to page 1 but not less than $150 minimum)